UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14106

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita Inc.

601 Hawaii Street

El Segundo, California 90245

DAVITA INC. RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm)

DAVITA INC. RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

DaVita Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of DaVita Inc. Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 27, 2006

DAVITA INC. RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

(dollars in thousands)

	2005	2004
Participant directed investments, at fair value and contract value	$170,486	$141,239
Receivables — employee contributions	1,450	296

Total assets	171,936	141,535
Liabilities — excess contributions payable to participants	801	495

Net assets available for benefits	$171,135	$141,040

See accompanying notes to financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

(dollars in thousands)

	2005	2004
Additions to net assets attributed to:
Investment income:
Interest on investments	$1,093	$1,007
Participant loan interest	270	212
Dividends	2,935	1,284
Net appreciation in fair value of investments	11,165	15,863

	15,463	18,366

Contributions:
Employee	23,496	20,002
Rollovers	1,476	1,063

Total additions	40,435	39,431

Deductions from net assets attributed to:
Benefit payments	9,471	6,655
Excess contributions payable	801	495
Administration expenses	68	57

Total deductions	10,340	7,207

Net increase	30,095	32,224
Net assets available for benefits at beginning of year	141,040	108,816

Net assets available for benefits at end of year	$171,135	$141,040

See accompanying notes to financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of Plan

The following description of the DaVita Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established as a defined contribution plan for the benefit of employees of DaVita Inc. (the Company). Employees become eligible to participate upon completion of both 500 hours of service within a consecutive six- month period, and attaining the age of 18. The Plan does not cover certain classes of individuals such as leased employees, independent contractors, non-resident aliens, and employees covered under a collective bargaining agreement. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Effective January 1, 2005, participants may elect to contribute either a fixed dollar amount or a maximum percentage of 50% of their eligible compensation (20% for highly compensated participants) into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations. Prior to January 1, 2005, participants could elect to contribute up to 20% of their eligible compensation.

Participants had the ability in 2005 and 2004 to direct their investments into selected investment funds including two common commingled trust funds, as well as Company Common Stock Fund. See Note 7 of the Financial Statements for changes in the plan’s investment options beginning in 2006. Contributions of participants who have not elected investment options were initially invested in the Scudder Pathway Moderate Portfolio through December 31, 2005. Beginning in 2006, participants without elected investment options will have their contributions invested into various Fidelity Freedom Funds, depending upon the age of the participants. Participants cannot have invested more than 25% of their total account balance into the Company Common Stock Fund.

Participants may elect to change their contribution percentage at any time and may change their investment selection or transfer amounts between funds daily. Participants who have attained the age of fifty before the close of the plan year are also eligible to make catch up contributions in accordance with, and subject to, the legal limitations of the Code.

The Company may elect to make discretionary contributions to the Plan as long as the total contributions (including participant’s 401(k) contributions) do not exceed the maximum allowable deduction to the Company under the Code. There were no discretionary contributions made in 2005 and 2004.

Participants may transfer rollover contributions from other qualified plans into their Plan account subject to provision under the Plan. Rollovers must be made in cash within the time limit specified by the IRS.

Participant Accounts

The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, rollover contributions, investment earnings net and Plan expenses. Company discretionary contributions, if any, are allocated to each participant’s account in

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2005 and 2004

proportion that their compensation bears to the total compensation for all eligible participants. Investment earnings net and Plan expenses are allocated to each account in the proportion that the account bears to the total of all participants’ accounts. Participants’ accounts are valued on a daily basis based on the quoted market prices of the investment funds, or the quoted market prices of the underlying securities.

Vesting

Participants in the Plan will always be 100% vested in their contributions and rollover accounts. For Company contributions, if any, participants hired before July 1, 1998 became fully vested in their account balance on that date, and after July 1, 1998, vesting is based on qualified years of service. A participant becomes 25% vested after two years of service, 50% vested after three years of service, 75% vested after four years of service and 100% vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Benefit Payments

Distributions from the Plan will be paid in the form of cash or if a participant’s vested balance includes Company Common Stock fund, they may elect to receive a distribution of those shares, either upon termination of service, by obtaining age 59 1/2, incurring a financial hardship, or withdrawing their rollover and after-tax contributions. Rollover and after-tax contributions may be withdrawn at any time. 401(k) contributions may not be distributed unless the participant has attained age 59 1/2, terminates service or upon termination of the Plan. However, distributions in cash will begin no later than sixty days after the close of the Plan year end in which the latest following event occurs; a participant reaches normal retirement age, obtains ten years of participation in the Plan or terminates employment. Distributions are also required to begin by April of the calendar year following the calendar year in which the participant attains age 70 1/2. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

For termination of service with vested benefits of $5,000 or less, a participant will automatically receive the value of the vested interest in his or her account, and the participant may elect to rollover the distribution into another qualified account or receive a lump-sum distribution. Effective March 2005 terminated participants with vested balances greater than $1,000 and less than $5,000 will have their account transferred to another qualified account.

Distributions for financial hardship must be made both on account of an immediate and heavy financial need, and be necessary to satisfy that need. Participants are required to obtain Plan loans described below, before requesting a hardship distribution except if the funds are to be used as a down payment on a principal residence. Only the participant’s tax deferred contributions, matching contributions and rollover contributions may be distributed. Earnings and Company discretionary contributions are not eligible for distribution. Participant’s pretax contributions and after tax contributions will be suspended for at least six months after the receipt of the hardship contribution.

In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable.

Excess Contributions

Excess contributions payable to participants represent amounts withheld from participants as a result of Code limitations, that will be refunded to participants subsequent to year end.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2005 and 2004

Participant Loans

The Plan permits participants to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRS regulations and Plan limits, such loans cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50,000 reduced for any prior loan outstanding.

The loan must be repaid generally within 5 years or within a reasonable period of time depending upon its purpose and bears interest at prime as stated in the Wall Street Journal on the date the loan is made plus 1%. The interest rates on outstanding loans ranged from 4.00% to 10.0% at December 31, 2005, with maturities through October 2015. Loans are secured by the vested portion of a participant’s account balance.

Plan Termination

Although it is intended for the Plan to continue indefinitely, DaVita Inc. has the right to terminate the Plan at any time. If the Plan is terminated, each participant’s account balance will be fully vested and distributed in a timely manner.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Income

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments represents the change in fair value of assets from one period to the next and realized gains and losses. Purchases and sales are recorded on trade date.

Investments

Plan investments in registered investment company funds and Company Common Stock Fund are stated at fair value. Investments in registered investment company funds are valued at the net asset values per share as quoted by such funds as of the valuation dates. The Company Common Stock Fund is valued at the New York Stock Exchange closing price. Participant loans are stated at cost, which approximates fair value. The Scudder Stock Index Fund and the Scudder Stable Value Fund Class S are both common commingled trust funds. The Scudder Stock Index Fund was valued at fair value based on the quoted market prices of the underlying securities. The Scudder Stable Value Fund Class S replaced the Scudder Stable Value Fund on June 1, 2004 (collectively the Stable Value Funds). The Stable Value Funds invest primarily in guaranteed investment contracts (GICs), bank investment contracts (BICs), synthetic contracts and cash equivalents. The contracts are fully benefit-responsive and are recorded at contract value, which approximates fair value. The overall average effective yield and crediting rate of the Scudder Stable Value Funds was 3.34% and 4.27% for the years ended December 31, 2005 and 2004, respectively.

The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. See Note 7 of the Financial Statements for changes in the Plan’s investment options beginning in 2006. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2005 and 2004

Receivables – Employee Contributions

Receivables from employee contributions are stated at net realizable value, and represent deferrals of employee’s compensation that have not yet been contributed to the Plan.

Participant Loans

Participant loans are stated at cost which approximates fair value.

Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses and Investment Management Fees

All operational administrative costs of the Plan are deducted from participant’s account balances except certain transaction costs associated with the recordkeeping of Company Common Stock which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, participant loan costs, commissions and transactions charges. Investment management fees are paid by the respective investment funds and are deducted in arriving at each fund’s overall net asset value.

(3)	Investments

Effective January 1, 2005, the Plan added one new investment fund and deleted one existing investment fund from its overall investment portfolio as follows:

New Investment Funds

American Funds American Balanced Fund

Investment Funds No Longer Available

Scudder Balanced Fund

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2005 and 2004

Investments that represent five percent or more of the Plan’s net assets at December 31, 2005 and 2004 are as follows: (dollars in thousands)

2005
Scudder Stable Value Fund Class S Shares	$31,039
Scudder Moderate Allocation Portfolio Class A Shares	22,869
American Funds Europacific Growth Fund	8,809
Franklin Balance Sheet Fund Class A Shares	10,295
T. Rowe Price Growth Stock Fund	20,896
DaVita Inc. Common Stock Fund	33,325

2004
Scudder Stable Value Fund Class S Shares	$28,580
Scudder Moderate Allocation Portfolio Class A Shares	18,836
Franklin Balance Sheet Fund Class A Shares	7,890
T. Rowe Price Growth Stock Fund	18,410
DaVita Inc. Common Stock Fund	27,055

The following summarizes the investments at fair value as of December 31, 2005 and 2004 and the related net appreciation in the investments: (dollars in thousands)

	2005		2004
	Investments at Fair Value	Net Appreciation	Investments at Fair Value	Net Appreciation
Investments in Registered Investment Company Funds	$97,358	$3,539	$78,548	$6,456
Investments in Common Commingled Trust Funds	33,984	122	30,761	168
Davita Inc. Common Stock Fund	33,325	7,504	27,055	9,239
Participant Loans	5,819		4,875

Total	$170,486	$11,165	$141,239	$15,863

(4)	Party-in-Interest Transactions

Prior to January 2006, Scudder Trust Company was the Trustee for the Plan and the investments were managed by Scudder Investments, a global asset management firm. Automated Data Processing (ADP) provided recordkeeping services to the Plan through December 31, 2005. Beginning January 2006, Fidelity Management Trust Company and related Fidelity Companies became the Trustee, Investment Manager and Recordkeeper, see Note 7. Transactions with the Trustee qualify as party-in-interest transactions. The Company also provided personnel and administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of the Company’s Common Stock, which also qualifies as a party-in-interest transaction.

(5)	Tax Status

The IRS has determined and informed the Company that the Plan and related trust as amended through February 26, 2002, are designed in accordance with applicable sections of the Code. Subsequently, the Plan was amended for recent tax law changes and other statutory changes. The Plan is in the process of obtaining a determination letter from the IRS regarding these changes, but management believes that the Plan as amended is designed and operated in accordance with the

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2005 and 2004

applicable sections of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Forfeitures

At December 31, 2005 and 2004, forfeited non-vested accounts totaled approximately $283,000 and $273,000 respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. In 2005 and 2004, a total of $0 and $26,000 of forfeitures were used to pay administrative expenses. There were no forfeitures used to reduce Company contributions.

(7)	Subsequent Events

On January 3, 2006, the Gambro Healthcare, Inc. 401(k) Plan, with assets totaling approximately $234,000,000 were merged into the Plan as a result of the Company acquiring all of the outstanding stock of Gambro Healthcare, Inc. effective on October 1, 2005. The merger of these plans was completed in accordance with the stock purchase agreement between the Company and Gambro Healthcare, Inc., and did not result in any taxable income to the participants. Certain plan provisions that existed under the Gambro Healthcare Inc. 401(k) Plan and are considered protected benefits will be incorporated into the Plan in 2006. In addition, employees of Gambro Healthcare, Inc. became eligible to participate in the Plan upon meeting the Plan’s eligibility requirements, and were given credit for all previous service with Gambro Healthcare, Inc.

In conjunction with the merger, the Plan selected Fidelity Management Trust Company and related companies, as its new Trustee, investment manager, and recordkeeper. Certain Fidelity Investment Funds were also added as new investment options for plan participants. On January 3, 2006, the majority of the investment funds held previously were reinvested into corresponding investment funds with Fidelity, that had similar investment objectives. Certain investment funds, including DaVita Inc. Common Stock Fund, transferred the total number of shares held in the funds on the date of conversion to Fidelity.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2005 and 2004

(dollars in thousands, except share data)

The following is a summary of the assets purchased or transferred as a result of the conversion transaction that occurred on January 3, 2006 prior to the merger of the Gambro plan:

Description	Amount	Number of Shares
DaVita Inc. Company Stock Fund	$33,325	658,071
Scudder Stable Value Fund – S	30,699	30,699,174
Fidelity Contra Fund	28,199	426,680
Fidelity Freedom 2030 Fund	22,869	1,497,668
Franklin Balance Sheet Inv Fund – A	10,295	166,780
Fidelity Diversified International Fund	8,809	263,828
Baron Small Cap Fund	7,259	310,995
American Beacon Large Cap Value Plan and Fund	6,398	316,120
Fidelity Managed Income	5,107	568,032
PIMCO Total Return Fund – Admin Class	4,439	425,235
Spartan U.S. Equity Index Fund	2,946	65,620
Allianz CCM Mid Cap Instl CL	2,187	78,429
Fidelity Balanced Fund	1,034	54,402
Fidelity Freedom 2020 Fund	727	48,729
Fidelity Managed Income Portfolio II Class 2 Fund	374	374,074

Total Investment Funds	164,667
Participant Loans	5,819

Total assets purchased and transferred	$170,486

Beginning in 2006, in addition to the above funds, participants also have the option of investing their contributions to the Plan and transferring their balances in the plan into the following investment funds:

Investment Funds

Description	Type

Fidelity Low Priced Stock Fund	Mid-Cap Fund

RS Partners Fund	Small-Cap Fund

Fidelity Freedom 2000 Fund	Balanced Fund

Fidelity Freedom 2005 Fund	Balanced Fund

Fidelity Freedom 2010	Balanced Fund

Fidelity Freedom 2015	Balanced Fund

Fidelity Freedom 2025	Balanced Fund

Fidelity Freedom 2035	Balanced Fund

Fidelity Freedom Income Fund	Balanced Income Fund

DAVITA INC. RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
Common Commingled Trust Funds:
* Scudder Investment Company	Scudder Stable Value Fund Class S Shares	$31,038,522
* Scudder Investment Company	Scudder Stock Index Fund	2,945,661
Registered Investment Company Funds:
* Scudder Investment Company	Scudder Conservative Allocation Portfolio Class A Shares	727,044
* Scudder Investment Company	Scudder Growth Allocation Portfolio Class A Shares	5,106,606
* Scudder Investment Company	Scudder Moderate Allocation Portfolio Class A Shares	22,869,350
* Scudder Investment Company	Scudder Capital Growth Fund Class A Shares	7,303,546
* Scudder Investment Company	Scudder Large Cap Value Fund Class A Shares	4,465,298
* Scudder Investment Company	Scudder Small Cap Fund Class A Shares	6,569,123
Pimco Investment Company	Pimco Total Return Fund	2,945,102
Franklin Investment Company	Franklin Balance Sheet Fund Class A Shares	10,295,353
Aim Investment Company	Aim Capital Development Class A Shares	2,186,595
Dreyfus Investment Company	Dreyfus Bond Market Index Fund	1,529,803
T. Rowe Price Investment Company	T. Rowe Price Growth Stock	20,895,724
American Investment Company	American Century Equity Income Fund	1,932,972
American Investment Company	American Funds American Balanced Fund	1,033,638
American Investment Company	American Funds EuroPacific Growth Fund	8,809,214
Allianz	Allianz CCM Emerging Companies Fund	689,496
* DaVita Inc.	Common Stock Fund	33,324,584
Participant Loans	4.00% - 10.00% maturing through October 2015	5,818,703

		$170,486,334

*	Indicates an identified person known to be a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA INC.
RETIREMENT SAVINGS PLAN

By:	/s/ Steven Cooper
Steven Cooper
Designated Representative of the Plan Administrator

Date: June 27, 2006